FOR IMMEDIATE RELEASE                     C. Michael Stoehr
                                          Audiovox Corporation
                                          (516) 231-7750



                  AUDIOVOX FILES TENDER OFFER FOR WARRANTS

Hauppauge, New York, August , 1998 - Audiovox Corporation (AMEX:VOX) today announced that it has commenced a tender offer (the "Offer") to purchase all of its outstanding Warrants at a price of $1.30 per Warrant. Each Warrant entitles the holder to purchase one share of Class A Common Stock of the Company at a price of $7 1/8 per share, subject to adjustment, until March 15, 2001, unless sooner terminated under certain circumstances. As of August 7, 1998, there were 1,668,875 Warrants issued and outstanding.

The Offer is not subject to any financing condition or to the tender of a minimum number of Warrants pursuant to the Offer. The Offer is subject to certain conditions set forth in the Offer to Purchase.

Under the terms of the Warrants, if less than 5% of the Warrants initially issued remain outstanding at any time, the Company may elect by written notice to each holder of Warrants, that the Warrants will expire on the 30th day after delivery of such notice. The Company intends to make such election if more than 95% of the Warrants are tendered pursuant to the Offer.

Audiovox Corporation is an international leader in the marketing of cellular telephones, auto sound, vehicle security, mobile video systems, and home and portable stereo systems. The Company conducts its business through two separate marketing groups. The Company markets its products, both domestically and internationally to the regional Bell Operating Companies, other carriers and the agents, distributors, retailers, car dealers and mass merchandisers. The Company markets its products under its own brands as well as functioning as an OE (Original Equipment) supplier to several customers.

These securities may not be sold, nor may offers to buy be accepted, prior to the time the Offer becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

An Offer to Purchase and related documents may be obtained from Ladenburg Thalmann & Co. Inc. at (212) 409-2008, which is acting as the Dealer Manager for the Offer.

Except for historical information contained herein, statements made in this release that would constitute forward-looking statements may involve certain risks such as market volatility, price competition and new product introductions. These factors may cause actual results to differ materially from results suggested in the forward-looking statements, including those risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission, including the Company's Form 10-K.

                                    # # #